UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                November                                 , 2006
                 --------------------------------------------------------
                          Commission File Number: 000-50113


                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F [X]          Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [_]                No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):__________


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
                                   -------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Golar LNG Limited (the "Company"), dated November 20, 2006.

                                  Exhibit 1
                                                        [GOLAR LNG LOGO OMITTED]
--------------------------------------------------------------------------------

THIRD QUARTER INTERIM REPORT
-----------------------------

July - Sept 2006
-----------------


Highlights

o Increase in revenue and operating income from previous quarter aided by improved spot vessel earnings
o Interest rate swap valuation charge of $11.7 million results in a net loss of $5.9 million
o    Improved  spot market rate outlook for the coming  winter  period
o    Livorno shareholders agreement signed


Results

Golar LNG reports increased operating income at $23.9 million for the third quarter of 2006, up from $22.3 million for the second quarter of 2006 and a net loss in the current quarter of $5.9 million as compared to net income of $17.3 million for the second quarter of 2006.

Net income has been negatively impacted by mark-to-market interest rate swap valuations, which resulted in a net charge of $11.7 million in the third quarter as compared to a net gain last quarter of $8.3 million. This $20 million swing has been caused by the decline in long-term interest rates during the quarter. However, as approximately 43% of Golar's debt is on floating rate terms, lower interest rates in the future will, if sustained, improve long term earnings.

Revenues in the third quarter increased to $55.9 million up from $53.7 million in the second quarter. Increased earnings of spot vessels and the addition of the Granosa to the fleet in June 2006, offset in part by the offhire time for two vessels undergoing scheduled drydockings, have been the drivers behind the improvement in revenues and operating income. Average daily time charter equivalent rates (TCE's) for the fleet were $52,000 per day during the third quarter of 2006 as compared to $49,700 for the second quarter of 2006.

Vessel operating expenses at $11.2 million for the quarter were increased from $10.0 million for the second quarter of 2006 as a result of the addition of the Granosa to the fleet. Administrative expenses were at a similar level to the second quarter of 2006

Net interest expense for the third quarter was $16.4 million compared to $14.1 million for the second quarter of 2006. This increase is mainly due to a full quarter's charge in respect of the $120 million Granosa facility and the additional interest cost arising from the Company's floating rate debt as a result of recent interest rate increases.

As noted above the results for the third quarter of 2006 have been negatively impacted by the mark-to-market revaluation of interest swaps arising because of the decrease in long-term interest rates. This valuation movement is the primary reason for the other financial items charge of $14.1 million as compared to a net gain of $11.7 million for the second quarter of 2006.

The increase in net earnings of investees (Korea Line and LNG Ltd) from $0.1 million for the second quarter of 2006 to $1.6 million for this quarter is primarily as a result of Korea Line's improved earnings. The market value of Golar's investment in Korea Line has increased to $79 million as at the end of the third quarter and this positive development has continued into the fourth quarter.

Year to date operating income at $74.8 million is already 15% ahead of operating income for the full year of 2005 due to two vessels added to the fleet and improved vessel earnings. Similarly net income for the nine months to September 30, 2006 of $39.4 million is up from $23.9 million for the same period last year and 14% ahead of the full year 2005.


Corporate and Other Matters

Agreement was reached with OLT Energy Toscana SpA in November to acquire 20% of the shares in the Livorno LNG regas terminal (OLT Offshore LNG Toscana S.p.A). The new LNG terminal, which earlier this year was granted a government decree approving or permitting the project, will have a regulated capacity of 3.75 Bcm/year. The terminal will be located 20 km out to sea off the Livorno coast; away from populated areas creating substantial environmental and security benefits and significantly reducing visual impact. Included in the deal is an intention between the parties to sell the LNG carrier Golar Frost to the project. It is also intended that Golar will have certain rights with respect to regasification capacity and LNG transportation.

The company is encouraged by the progress being made by LNG Ltd (Golar LNG shareholding 19.7%) with the 1.8 mtpa (million tonnes per annum) Padang LNG project (Central Sulawesi, Indonesia), including final environmental approval (AMDAL) received in October. LNG Ltd has been advised that a final decision in relation to gas supply to the project will be made in November. Golar has signed agreements to participate in a consortium with other major industry players to jointly develop this project if selected by the upstream resource holder.

The Floating Power Generation Plant (FPGP) project in Cyprus is progressing well with clarification meetings taking place in October 2006 between all interested parties. A hearing at the Cyprus Environmental Service also took place in October 2006 to review the Environmental Impact Assessment Study submitted by Golar in relation to the FPGP. The Company is waiting for the report of this meeting but does not however expect any major issues and also anticipates receiving the relevant licences by the end of 2006.

Progress  continues to be made on the Floating Storage and  Regasification  Unit
(FSRU) conversion project at Keppel Shipyard and discussions in relation to employment of the FSRU are continuing with several potential charterers. The Company has decided, based on the strength of the current market, to trade the vessel likely to be used in this project, the Golar Spirit, in the spot market after its charter to Pertamina expires in the fourth quarter of 2006. It will continue to be employed in the spot market until a final decision on the conversion schedule is made.

During October 2006 the Company extended the termination date of its Stock Indexed Total Return Swap by twelve months.


Market

The third quarter of 2006 has experienced abnormally high levels of storing LNG, both ashore and onboard vessels to maximise potential gains from both geographical and seasonal LNG price differentials. By the end of the quarter more than 10 vessels were employed in storage and this has significantly reduced the number of vessels available in the spot market. This new development has positively impacted spot time charter rates. Golar has directly participated and arguably has led in this activity through its charter of the Golar Winter to Shell from June this year.

Escalating LNG project construction costs and project complexities continue to have an impact on the rate of development of the industry. This inevitably is having an impact on shipyard berths and overall growth of the fleet.

A further 14.3 mtpa is scheduled for commissioning (either through new installations or upgradings) in 2007, however this is in part offset by the estimated decline in output from Arun and now Bontang of nearly 3.1 mtpa.

Currently there are 213 existing LNG carriers above 70,000 m(3) with 148 on order.


Outlook

The LNG shipping market is generally well balanced although has moved slightly in the ship owner's favour moving into the winter months. Delays in the construction and commissioning of new LNG production capacity could in the future influence this balance negatively whilst geographical market price differentials, general seasonality and technical inefficiencies may well have a positive impact. It is likely therefore that the 'spot' market will remain volatile for some time yet.

The Board expects that earnings in the fourth quarter from the Company's spot vessels and those under charter to Shell will show continued improvement as the winter season approaches. Although an improvement in rates is anticipated, these and levels of utilisation will remain highly sensitive to the development in global gas prices and the price differences between the various markets for LNG as these strongly impact the requirement for shipping.

The Board continues to believe that there are promising opportunities within the Company's projects portfolio, which now fully cover the LNG mid stream activities - liquefaction, shipping, trading and regasification. These projects broaden the base of the company whilst maintaining the focus on LNG and provide the opportunity to earn returns in excess of current LNG shipping returns whilst also generating opportunity to employ existing company assets.

The Board is optimistic about the future development of the Company and looks forward to improved earnings from the Company's spot market vessels over the winter months. It is expected that earnings for the fourth quarter will confirm this trend.


Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.


November 20, 2006
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda


Questions should be directed to:

Tor Olav Troim - +44 7734 976 575
Golar Management (UK) Ltd - +44 207 517 8600:
  Gary Smith: Chief Executive Officer
  Charlie Peile: Executive Vice President, Head of Commercial
  Graham Robjohns: Chief Financial Officer

                                      GOLAR LNG LIMITED THIRD QUARTER 2006 REPORT (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                                 2006           2005           2006           2005            2005
(in thousands of $)                           Jul - Sept     Jul - Sept     Jan - Sept     Jan - Sept       Jan - Dec
                                              unaudited      unaudited      unaudited      unaudited        audited
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                               55,938         42,787        166,960        125,891        171,042
Vessel operating expenses                        11,157          9,253         31,520         28,470         37,215
Voyage expenses                                   2,189            967          8,881          3,413          4,594
Administrative expenses                           3,974          2,658         10,093          9,295         13,563
Depreciation and amortization                    14,723         12,913         41,713         37,869         50,991
Total operating expenses                         32,043         25,791         92,207         79,047        106,363
Operating income                                 23,895         16,996         74,753         46,844         64,679
Interest income                                  10,304          8,752         29,358         26,941         35,653
Interest expense                                (26,708)       (21,151)       (73,669)       (61,544)       (82,479)
Other financial items                           (14,116)         8,963          7,534          1,498          7,507
(Loss)/income before taxes
  and minority interest                          (6,625)        13,560         37,976         13,739         25,360
Minority interest                                  (663)        (2,164)        (5,214)        (5,947)        (8,505)
Taxes                                              (241)          (152)          (647)          (571)          (818)
Equity in net earnings of investee                1,600           (283)         7,244         16,711         18,492
Net (loss)/income                                (5,929)        10,961         39,359         23,932         34,529

Basic (loss)/earnings per share ($)              ($0.09)         $0.17          $0.60          $0.37          $0.53
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
BALANCE SHEET                                    2006        2005        2005
(in thousands of $)                             Sept 30     Sept 30     Dec 31
                                               unaudited   unaudited   audited
--------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                         65,329      77,710      62,227
Restricted cash and short-term investments        53,976      43,703      49,448
Other current assets                              24,872      17,194      17,898
Amounts due from related parties                     525          28          17
Long term
Restricted cash                                  747,899     708,623     696,308
Equity in net assets of non-consolidated          80,531      65,380      65,950
associate
Newbuildings                                      33,107     109,248     111,565
Vessels and equipment, net                     1,481,217   1,224,299   1,209,044
Other long term assets                            31,325      10,885      18,238
Total assets                                   2,518,781   2,257,070   2,230,695

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                 72,461      65,822      67,564
Current portion of capital lease obligations       4,994       2,537       2,466
Other current liabilities                         51,154      53,158      53,077
Amounts due to related parties                       111         397         886
Long term
Long term debt                                   827,249     780,622     758,183
Long term capital lease obligations              971,963     818,671     801,500
Other long term liabilities                       83,027      83,457      84,878
Minority interest                                 32,801      25,028      27,587
Stockholders' equity                             475,021     427,378     434,554
Total liabilities and stockholders' equity     2,518,781   2,257,070   2,230,695
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS                          2006           2005           2006           2005            2005
(in thousands of $)                           Jul - Sept     Jul - Sept     Jan - Sept     Jan - Sept       Jan - Dec
                                              unaudited      unaudited      unaudited      unaudited        audited
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (loss)/income                                (5,929)        10,961         39,359         23,932          34,529
Adjustments to reconcile net income to net
  cash provided by operating activities:
Depreciation and amortisation                    14,723         12,913         41,713         37,869          50,991
Amortisation of deferred charges                    471            348          1,212          2,697           3,035
Income attributable to minority interests           663          2,164          5,214          5,947           8,505
Undistributed net earnings of
  non-consolidated investee                      (1,600)           283         (6,064)       (15,164)        (16,948)
Drydocking expenditure                           (5,140)           145         (5,790)        (9,238)         (9,373)
Stock-based compensation                            735              -          2,084                -             -
Change in market value of equity, interest        9,477         (6,650)       (18,614)         8,096         4,605
rate and currency derivatives
Interest element included in capital lease
  obligations                                       526          1,706          3,791          5,437           7,351
Unrealised foreign exchange loss / (gain)         4,076         (3,221)        11,427        (12,524)        (15,709)
Change in operating assets and liabilities        2,149          1,186            516          4,959           4,040
Net cash provided by operating activities        20,151         19,835         74,848         52,011          71,026

INVESTING ACTIVITIES
Additions to newbuildings                          (726)        (1,246)      (224,300)      (137,711)       (140,028)
Additions to vessels and equipment               (1,606)          (312)       (10,799)        (3,816)         (5,700)
Long-term restricted cash                         2,594         (5,974)         3,738        (53,813)        (56,953)
Purchase of unlisted investments                      -              -           (500)        (3,000)         (3,000)
Purchase of marketable securities                     -              -        (10,386)             -               -
Proceeds from disposal of marketable
  securities                                          -              -          2,248              -               -
Short-term restricted cash and investments       (6,430)        (2,572)        (4,528)        (1,750)         (7,495)
Net cash used in investing activities            (6,168)       (10,104)      (244,527)      (200,090)       (213,176)

FINANCING ACTIVITIES
Proceeds from long-term debt                          -              -        120,000        420,000         420,000
Proceeds from long-term capital lease
  obligation                                          -              -        102,983         44,800          44,800
Repayments of long-term capital lease
  obligation                                     (1,242)          (529)        (2,798)        (2,490)         (3,004)
Repayments of long-term debt                    (12,944)       (11,969)       (46,038)      (276,509)       (297,206)
Financing costs paid                                  -           (117)        (1,366)        (3,743)         (3,944)
Dividends paid to minority shareholders               -         (7,200)             -         (7,200)         (7,200)
Payments to repurchase equity                         -              -              -           (667)           (667)
Net cash provided by financing activities       (14,186)       (19,815)       172,781        174,191         152,779

Net (decrease) / increase in cash and cash
  equivalents                                      (203)       (10,084)         3,102         26,112          10,629
Cash and cash equivalents at beginning of
  period                                         65,532         87,794         62,227         51,598          51,598
Cash and cash equivalents at end of period       65,329         77,710         65,329         77,710          62,227
----------------------------------------------------------------------------------------------------------------------------------


Notes
---------

1. The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

2. The number of shares outstanding as of September 30, 2006 was 65,562,000 (June 30, 2006: 65,562,000). The weighted average number of shares outstanding for the third quarter and nine months of 2006 was 65,562,000 and was 65,567,616 for the twelve months ended December 31, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       Golar LNG Limited
                                                   -------------------------
                                                         (Registrant)


Date  November 29, 2006                             By  /s/ Graham Robjohns
     -------------------                           -------------------------
                                                        Graham Robjohns
                                                        Chief Financial Officer





SK 03849 0004 726060